                                                                    EXHIBIT 99.3

[LETTERHEAD OF INTEGRATED SECURITY SYSTEMS, INC.]

February 26, 1998

Dear Warrant Holder:

Integrated Security Systems, Inc. is offering you the opportunity to exchange, on a tax-free basis, warrants (the "Exchange Warrants") to purchase 2.1 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), until April 20, 1999, at an exercise price of $3.17 per share of Common Stock for the Company's currently outstanding Redeemable Common Stock Purchase Warrants (the "Public Warrants"). The Public Warrants expire on April 20, 1998.

This Offer is for all of the Company's outstanding Public Warrants. Each Exchange Warrant entitles the holder to purchase 2.1 shares of the Company's Common Stock until April 20, 1999, at an exercise price of $3.17 per share of Common Stock, subject to certain adjustments. The Exchange Warrants are redeemable for $.25 per Exchange Warrant, at the option of the Company, upon 30 days' written notice. You may tender all or any portion of your Common Stock.

The purpose of the Company's offer to exchange the Public Warrants for the Exchange Warrants is to (i) provide the holders of the outstanding Public Warrants with a longer opportunity to profit from the exercise of the warrants,
(ii) modify the terms providing for the adjustment of the exercise price and the number of shares purchasable upon exercise of the warrants to permit such adjustments only upon the occurrence of stock splits, stock dividends, recapitalizations or similar events, and (iii) permit the Company and the Transfer Agent to modify the exercise price from time to time without obtaining the consent of any of the holders of the Exchange Warrants.

The Company has concluded that the exchange qualifies as a tax-free reorganization under the Internal Revenue Code of 1986. There are additional tax issues which may affect tendering stockholders which are discussed fully in the Offering Circular and as a result, offerees should consult their own tax advisor concerning all tax consequences.

The Offer is being made to all the holders of the Public Warrants. The Offer will expire at midnight, New York City time, on April 17, 1998.

The Board of Directors of the Company has approved the making of the Offer but is not making any recommendation to stockholders as to whether or not to tender the Public Warrants. Each holder of Public Warrants must make his or her own decision whether or not to tender his or her Public Warrants and, if so, how many warrants to tender.

The Offer is explained in detail in the enclosed Offering Circular and Letter of Transmittal. If you decide to tender all or part of your warrants, the instructions on how to do this are contained in the enclosed materials. Questions and requests for assistance with respect to the mechanics of the Offer may be directed to the Company, at (972) 444-8280.

Sincerely,



Gerald K. Beckmann
President and
Chief Executive Officer